Mail Stop 3561

April 16, 2010

<u>By Facsimile and U.S. Mail</u>

Mr. Michael Burke
Senior Vice President & Chief Financial Officer
Albany International Corp.
1373 Broadway
Albany, New York 12204

       Re: **Albany International Corp.**
              Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008
              Filed March 2, 2009
              Definitive Proxy Statement on Schedule 14A
              Filed April 14, 2009
              Quarterly Report on Form 10-Q for the Fiscal Period Ended March 31, 2009
              Filed May 8, 2009
              Quarterly Report on Form 10-Q for the Fiscal Period Ended June 30, 2009
              Filed August 7, 2009
              Quarterly Report on Form 10-Q for the Fiscal Period Ended September 30, 2009
              Filed November 6, 2009
              File No. 001-10026

Dear Mr. Burke:

      We have completed our review of your Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and related filings and have no further comments at this time.

                      Sincerely,

                      H. Christopher Owings
                      Assistant Director